UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CHURCH & DWIGHT CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	1-10585	13-4996950
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Charles Ewing Boulevard, Ewing, NJ 08628

(Address of Principal Executive Offices) (Zip Code)

Patrick de Maynadier

Executive Vice President, General Counsel and Secretary

(609) 806-1200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Church & Dwight Co., Inc. (the “Company”) has determined that certain “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010) are necessary to the functionality and/or production of certain products manufactured or contracted to be manufactured by the Company in 2022 (the “Covered Products”). Consequently, the Company conducted in good faith a reasonable country of origin inquiry regarding such necessary conflict minerals, reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or were from recycled or scrap sources. Based on its reasonable country of origin inquiry, the Company has determined that certain of the conflict minerals used in the Covered Products may have originated in the Covered Countries. Accordingly, as required by applicable rules, the Company also performed due diligence on the source and chain of custody of such conflict minerals as described more fully in the Conflict Minerals Report, which is filed herewith as Exhibit 1.01.

The Company is filing this Specialized Disclosure Report (Form SD), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2022 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended.

A copy of this Form SD and the Conflict Minerals Report attached as an exhibit hereto are available at: http://investor.churchdwight.com/investors/financial-information/sec-filings. The Company’s website and the information accessible through it are not incorporated into this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for calendar year 2022 is filed as Exhibit 1.01 to this Form SD and is incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report of Church & Dwight Co., Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHURCH & DWIGHT CO., INC.

Date: May 18, 2023	By:	/s/ Patrick de Maynadier
	Name:	Patrick de Maynadier
	Title:	Executive Vice President, General Counsel and Secretary